EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in this Current Report on Form 8-K of our reports dated March 1, 2007, with respect to the consolidated balance sheet of Heritage Oaks Bancorp and Subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of income, changes in stockholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2006, management’s assessment of the effectiveness of internal control over financial reporting and the effectiveness of internal control over financial reporting as of December 31, 2006, incorporated herein by reference.

/s/ Vavrinek, Trine, Day & Co., LLP
Rancho Cucamonga, California
October 12, 2007